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                            April 20, 2021

       Stephan Jackman
       Chief Executive Officer
       Alzamend Neuro, Inc.
       3802 Spectrum Boulevard
       Suite 112C
       Tampa, Florida 33612

                                                        Re: Alzamend Neuro,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 2,
2021
                                                            CIK No. 0001677077

       Dear Mr. Jackman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement

       Our Company, page 1

   1.                                                   We reissue comment 2.
Revise to clarify that you are a pre-clinical stage company.
       Our Product Candidates, page 1

   2. Refer to comment 3. You revised the document to refer to AL001 not as your lead product candidate,
which was appropriate, but as the "patented solution" that you "will first move to
commercialization." As "solution" implies efficacy and "commercialization"
                                                        implies FDA approval,
please delete these and similar references for the reasons cited in comment 3.
 Stephan Jackman
Alzamend Neuro, Inc.
April 20, 2021
Page 2
3. We refer to your statements on page 2 that a product candidate could be designated as a
         "breakthrough therapy" or qualify for expedited development. As requested by prior comment 5, please balance your discussion by disclosing that you have not received these designations and expand your disclosure to explain that this designation, if received, does not increase the likelihood that your product candidate will receive approval.
4. We note the FDA correspondence you provided in response to comment 7. Tell us how you determined from the FDA's response that your proposed test parameters were reasonable to support human clinical trials, as you disclose on page
2.
Dilution, page 41

5. Please explain how you calculated the historical net tangible book value as of January 31,
         2021 of $802,007 as that appears to be your amount of Total Assets. Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 44

6. We note your response to comment 17. Disclose the delay in results from the study and the reasons for the delay.
Impact of Coronavirus on Our Operations, page 53

7. We note your response to comments 20 and 21. Revise this section and/or your disclosure in the Facilities section on page 73 to clarify whether or to what extent remote work necessitated by coronavirus restrictions has negatively impacted your efficiency.
Business
Our Proprietary Technology, page 57

8. We note the revised disclosure reporting results of your preclinical studies. Revise to briefly disclose the material study data supporting these conclusions, including for example, the numbers of subjects and length of study. Quantify your descriptions of results, such as "improved cognitive function," "reduced depression," and "superior protection" and clarify whether the amounts were statistically significant.
Description of Capital Stock, page 91

9. We note your response to comment 33 and the revised disclosure on page 93 reflecting the content of your bylaws in the present tense. As you have included as exhibits both your prior bylaws (Exhibit 3.2), and now contain your Amended and Restated Bylaws (Exhibit
FirstName LastNameStephan Jackman
       3.3), revise the Choice of Forum section on page 93 to clarify that the choice of forum
Comapany    NameAlzamend
       provision  is found in Neuro, Inc.
                              your "Amended   and Restated Bylaws." Tell us why
you have
       retained
April 20,       your 2prior bylaws as an exhibit if they are no longer in
effect.
          2021 Page
FirstName LastName
 Stephan Jackman
FirstName   LastNameStephan Jackman
Alzamend Neuro,   Inc.
Comapany
April       NameAlzamend Neuro, Inc.
       20, 2021
April 320, 2021 Page 3
Page
FirstName LastName
        You may contact Nudrat Salik at (202) 551-3692 or Vanessa Robertson at
(202) 551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-
3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Spencer G. Feldman, Esq.